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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                           HASKEL INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           HI MERGER SUBSIDIARY INC.

                                HI HOLDINGS INC.
                                   (BIDDERS)

                  CLASS A COMMON STOCK, NO PAR VALUE PER SHARE
                  CLASS B COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   418106100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                               ERIC M. RUTTENBERG

                           HI MERGER SUBSIDIARY INC.
                            C/O TINICUM INCORPORATED
                          800 THIRD AVENUE, 40TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-9300
                            ------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED

          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                             JOSHUA N. KORFF, ESQ.
                                KIRKLAND & ELLIS
                                CITICORP CENTER
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4800
                            ------------------------
                           CALCULATION OF FILING FEE
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Transaction Valuation*: $65,956,067      Amount of Filing Fee: $13,192
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*  For purposes of calculating the fee only. This amount assumes the purchase of all outstanding 4,772,205 shares of Class A common stock, no par value per share, and all outstanding 40,000 shares of Class B common stock, no par value per share (collectively, "Shares"), of the subject company at a price per Share of $12.90 in cash, plus the net payment to holders of in-the-money options of the subject company. Such number of Shares represents all the shares of capital stock of the subject company outstanding as of March 10, 1999, as represented by the subject company in the Agreement and Plan of Merger, dated as of March 15, 1999. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid:   Not Applicable  Filing Party:  Not Applicable
   Form or Registration
     No.:                    Not Applicable  Date Filed:    Not Applicable

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

                             SCHEDULE 14D-1 AND 13D

    CUSIP NO. 418106100                                        PAGE 2

---------------------------------------------------------------------------

  1.       Name of Reporting Persons
           HI MERGER SUBSIDIARY INC.
           S.S. or I.R.S. Identification Nos. of Above Persons
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Source of Funds WC
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization CALIFORNIA
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           1,521,477*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7 31.9%*
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

* On March 15, 1999, HI Holdings Inc. and HI Merger Subsidiary Inc. entered into a Shareholder Agreement (as amended as of March 18, 1999, the "Shareholder Agreement") with certain shareholders of the subject company (the "Option Shareholders") covering 1,521,477 Shares of Class A common stock (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 31.9% of the outstanding Shares of Class A common stock). Pursuant to the Shareholder Agreement, each of the Option Shareholders has granted to HI Merger Subsidiary Inc. an irrevocable option to purchase such Option Shareholder's Option Shares for $12.90 per Option Share in cash, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase attached hereto as Exhibit(a)(1).

                             SCHEDULE 14D-1 AND 13D

    CUSIP NO. 418106100                                        PAGE 3

---------------------------------------------------------------------------

  1.       Name of Reporting Persons
           HI HOLDINGS INC.
           S.S. or I.R.S. Identification Nos. of Above Persons
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Source of Funds WC
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           1,521,477*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7 31.9%*
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

* On March 15, 1999, HI Holdings Inc. and HI Merger Subsidiary Inc. entered into a Shareholder Agreement (as amended as of March 18, 1999, the "Shareholder Agreement") with certain shareholders of the subject company (the "Option Shareholders") covering 1,521,477 Shares of Class A common stock (the "Option Shares") collectively owned by the Option Shareholders (representing approximately 31.9% of the outstanding Shares of Class A common stock). Pursuant to the Shareholder Agreement, each of the Option Shareholders has granted to HI Merger Subsidiary Inc. an irrevocable option to purchase such Option Shareholder's Option Shares for $12.90 per Option Share in cash, as well as an irrevocable proxy to vote such Option Shares. The Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase attached hereto as Exhibit(a)(1).

                          SCHEDULE 14D-1/SCHEDULE 13D

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the beneficial ownership of Shares resulting from the Shareholder Agreement, a copy of which is attached as Exhibit (c)(2) hereto. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Haskel International, Inc., a California corporation (the "Company"). The address of the Company's principal executive offices is 100 East Graham Place, Burbank, California 91502.

     (b) This Statement relates to the offer by HI Merger Subsidiary Inc., a California corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, no par value per share (the "Shares") of the Company at a purchase price of $12.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Purchaser and HI Holdings Inc. ("Parent"), a Delaware corporation (collectively, the "Reporting Persons"). The Purchaser is a wholly-owned subsidiary of Parent. The information set forth in the Offer to Purchase under "Introduction," in Section 9 ("Certain Information Concerning the Purchaser and Parent") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase in Section 11 ("Background of the Offer; Contacts with the Company") and in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the Offer to Purchase in Section 10 ("Source and Amount of Funds") is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Offer to Purchase in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") is incorporated herein by reference.

     (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "Introduction," in
Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser and Parent") is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information contained in the Offer to Purchase in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Shareholder Agreement") is incorporated herein by reference.

     (b)-(c) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase in Section 7 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the related Letter of Transmittal, the Agreement and Plan of Merger, dated as of March 15, 1999, by and among the Purchaser, Parent and the Company and the Shareholder Agreement, dated as of March 15, 1999, by and among the Purchaser, Parent and certain shareholders of the Company, copies of which are filed as Exhibits (a)(1),
(a)(2), (c)(1) and (c)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated March 22, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Form of letter, dated March 22, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Text of press release issued by the Company on March 15, 1999.

     (a)(8) Form of Summary Advertisement, dated March 22, 1999.

     (b)    Not applicable.

     (c)(1) Agreement and Plan of Merger, dated as of March 15, 1999, by and among the Company, the Purchaser and Parent.

     (c)(2) Shareholder Agreement, dated as of March 15, 1999, by and among certain stockholders of the Company, the Purchaser and Parent, as amended as of March 18, 1999.

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      HI MERGER SUBSIDIARY INC.

                                      By: /s/ SETH M. HENDON
                                        ----------------------------------------
                                          Name: Seth M. Hendon
                                          Title: Vice President

                                      HI HOLDINGS INC.

                                      By: /s/ SETH M. HENDON
                                        ----------------------------------------
                                          Name: Seth M. Hendon
                                          Title: Vice President

Dated: March 22, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
  (a)(1)     Offer to Purchase, dated March 22, 1999.
  (a)(2)     Letter of Transmittal.
  (a)(3)     Notice of Guaranteed Delivery.
  (a)(4)     Form of letter, dated March 22, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.
  (a)(5)     Form of letter to be used by brokers, dealers, commercial
             banks, trust companies and nominees to their clients.
  (a)(6)     Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
  (a)(7)     Press release issued by the Company on March 15, 1999.
  (a)(8)     Form of Summary Advertisement, dated March 22, 1999.
  (c)(1)     Agreement and Plan of Merger, dated as of March 15, 1999, by and among the Company, the Purchaser and Parent.
  (c)(2)     Shareholder Agreement, dated as of March 15, 1999, by and
             among certain stockholders of the Company, the Purchaser and
             Parent, as amended as of March 18, 1999.